EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$17,284	$3,213	$(34,702)	$20,367
Less: Participating securities dividends	319	1,132	8,177	2,580
Less: Income (loss) attributable to the Company – unvested shares	-	-	-	-
Net income (loss) attributable to the Company per common share – basic and diluted	$16,965	$2,081	$(42,879)	$17,787

DENOMINATOR:
Weighted average common shares outstanding – basic	357,108	355,940	356,808	355,873
Effect of dilutive securities:
Stock options and restricted stock (1)	439	488	-	683
Weighted average common shares outstanding – diluted	357,547	356,428	356,808	356,556

Net income (loss) attributable to the Company per common share:
Basic	$0.05	$0.01	$(0.12)	$0.05
Diluted	$0.05	$0.01	$(0.12)	$0.05

(1)     Equity awards of 8.3 million and 6.2 million were outstanding for the three months ended September 30, 2012 and 2011, respectively, and 10.0 million and 6.1 million were outstanding for the nine months ended September 30, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.